December 16, 2010

Mr. D. Kirk McAllaster, Jr.
Executive Vice President, Chief Financial Officer
Cole Credit Property Trust III, Inc.
2555 East Camelback Road, Suite 400
Phoenix, Arizona 85016

> **Re:** **Cole Credit Property Trust III, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed on March 29, 2010**
> **Proxy Statement on Schedule 14A**
> **Filed on April 7, 2010**
> **File No. 333-149290**

Dear Mr. D. Kirk McAllaster, Jr.:

We have reviewed your filings and have the following comments. In some of our comments we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Part II, page 44

Item 5. Market for Registrant's Common Equity …, page 44

Share Redemption Program, page 44

1.   Please tell us if you received redemption requests that went unfulfilled for the most recent fiscal year and fiscal period. Please confirm that you will provide similar disclosure in future filings.

Distributions, page 46

2.   We note that your cash flow from operations was $74,038 for the fiscal year ended December 31, 2009 and that you paid distributions of approximately $21.8 million. You indicate that $18.6 million of such distributions were funded through the issuance of shares pursuant to your DRIP. Please disclose the sources used to fund the remainder of your distribution payments for the fiscal year ended December 31, 2009. Additionally, please provide disclosure regarding the frequency of your distribution payments. Please refer to Item 201(c) of Regulation S-K. Please confirm that you will provide similar disclosure in future filings.

Signatures

3.   In future filings please identify your principal accounting officer. To the extent that D. Kirk McAllaster, Jr. also serves as your principal accounting officer, please indentify him as serving this role. Please tell us how you intend to comply.

PROXY STATEMENT ON SCHEDULE 14A FILED ON APRIL 7, 2010

Advisory Agreement, page 17

4.   We note your disclosure that your executive officers are compensated by your advisor and their affiliates for their services to you. Please tell us what consideration you have given to providing the disclosure required by Item 402 regarding compensation of your named executive officers. Refer to Item 402(a)(2), which requires disclosure of compensation paid "by any person for all services rendered in all capacities to the registrant."

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Stacie Gorman at (202) 551 - 3585 or me at (202) 551 – 3655 with any questions.

Sincerely,

Sonia Barros
Special Counsel